UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Belite Bio, Inc
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

07782B 104**
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares of the Issuer (“Ordinary Shares”). CUSIP number 07782B 104 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Capital Market under the symbol “BLTE”. Each ADS represents one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07782B 104	SCHEDULE 13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Lin Bioscience International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,095,263
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,095,263
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,095,263
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.6%(1)
12	TYPE OF REPORTING PERSON CO

(1)	The percentage is calculated based upon an aggregate of 29,149,444 Ordinary Shares outstanding as of December 31, 2023, which is based on the information provided by the Issuer.

CUSIP No. 07782B 104	SCHEDULE 13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer:

Belite Bio, Inc (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12750 High Bluff Drive, Suite 475,

San Diego, CA 92130

United States of America

Item 2(a)	Name of Persons Filing:

This Schedule 13G is filed on behalf of Lin Bioscience International Ltd. (“Reporting Person”)

Item 2(b)	Address of Principal Business Office or, If None, Residence

The business address of the Reporting Person is 36F., No. 68, Sec. 5, Zhongxiao E. Rd., Xinyi Dist., Taipei City 110, Taiwan.

Item 2(c)	Citizenship

Lin Bioscience International Ltd. is a company organized under the laws of the Cayman Islands.

Item 2(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share

Item 2(e)	CUSIP Number:

07782B 104

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The information for the Reporting Person contained in rows 5-11 of the cover page and Item 2(a) is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 07782B 104	SCHEDULE 13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

Lin Bioscience International Ltd.

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Director